Exhibit 99.1

Ballard to Power Talgo Fuel Cell Passenger Train in European Trial, Ahead of Planned 2023 Launch

VANCOUVER, BC and HOBRO, Denmark, Oct. 12, 2021 /CNW/ - Ballard Power Systems (NASDAQ: BLDP) (TSX: BLDP) today announced that the Company has signed an Equipment Supply Agreement to provide 8 of its 70-kilowatt FCmoveTM-HD fuel cell modules to Talgo S.A. (Talgo; www.talgo.com) – a leader in the design, manufacture, and maintenance of high-speed light rail trains, headquartered in Madrid, Spain – for trials of its Talgo Vittal-One commuter and regional passenger train. Talgo plans to conduct their demonstration in early 2022 in Spain, with expected commercialization in 2023.

Talgo Vittal-One commuter and regional passenger train (CNW Group/Ballard Power Systems Inc.)

Talgo has an industrial presence in Spain, Germany, Kazakhstan, Uzbekistan, Russia, Saudi Arabia and the U.S., and is recognized worldwide for its capacity for innovation, unique and distinctive technology and reliability.

Emilio Garcia, Talgo Innovation Director said, "Green hydrogen is no longer the future, it is a reality. The implementation of hydrogen trains, such as the one Talgo is developing, will improve mobility and have a positive impact on the environment by replacing diesel technology. It will allow us to make the most of the non-electrified railways in many countries, while reducing the carbon footprint." Mr. Garcia continued, "The announcement earlier this year of EU policies to accelerate decarbonization further validate this key step in early adoption of hydrogen trains in order to achieve these greenhouse gas reduction goals."

Oben Uluc, Ballard Director of Sales for EMEA and India noted, "We are excited to be working with Talgo through the testing phases of its Talgo Vittal-One train. This relationship is another sign of the growing momentum in deployment of zero-emission fuel cell propulsion solutions in the rail industry across numerous geographies. Fuel cell systems enable conventional rail networks to realize the benefits of electrification without the cost and infrastructure challenges of overhead catenary wiring."

The modular system being designed by Talgo is intended for installation on all types of passenger trains, as well as in upgrades or retrofits from diesel to hydrogen power. The innovative system utilizes hydrogen and fuel cells for propulsion, complemented by batteries that assist the train from a standing start and take advantage of the braking system for recharging. Hydrogen technology is an appropriate solution for heavy transport applications such as trains, where railway lines do not currently have catenary electrification systems and depend on diesel engines.

About Ballard Power Systems
Ballard Power Systems' (NASDAQ: BLDP; TSX: BLDP) vision is to deliver fuel cell power for a sustainable planet. Ballard zero-emission PEM fuel cells are enabling electrification of mobility, including buses, commercial trucks, trains, marine vessels, passenger cars and forklift trucks. To learn more about Ballard, please visit www.ballard.com.

Forward-looking statements
This release contains forward-looking statements concerning the development and delivery of fuel cell products, and the benefits and anticipated market adoption of them. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand. For a detailed discussion of the factors and assumptions that these statements are based upon, and factors that could cause our actual results or outcomes to differ materially, please refer to Ballard's most recent management discussion & analysis. Other risks and uncertainties that may cause Ballard's actual results to be materially different include general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. These forward-looking statements are provided to enable external stakeholders to understand Ballard's expectations as at the date of this release and may not be appropriate for other purposes. Readers should not place undue reliance on these statements and Ballard assumes no obligation to update or release any revisions to them, other than as required under applicable legislation.

Further Information:
Kate Charlton – VP Investor Relations +1.604.453.3939, media@ballard.com or investors@ballard.com

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SOURCE Ballard Power Systems Inc.

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%CIK: 0001453015

CO: Ballard Power Systems Inc.

CNW 08:30e 12-OCT-21